                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the Month of May 2004


                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)


              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  x        Form 40-F
                                  -------             ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No   x
                            ------             ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.




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DETERMINATION OF EXERCISABLE NUMBER OF STOCK OPTIONS GRANTED TO THE MANAGEMENT
OF SHINHAN FINANCIAL GROUP AND ITS SUBSIDIARIES

On May 21, 2004, the exercisable number of stock options granted on May 22, 2002 to the management of Shinhan Financial Group and its subsidiaries was determined as terms of the exercise conditions were finalized. The original number of stock options granted to the management was 530,000 and the exercisable number determined pursuant to the conditions was 406,967.

The following is detailed information regarding the exercisable number of stock options.


                                                  Number of shares       Number of exercisable
                      Grantee                   Originally granted on     option determined on
                                                    May 22, 2002             May 21, 2004
                   -----------------            ---------------------    ---------------------

Shinhan            Ra, Eung-Chan                        100,000                   94,416
Financial          Choi, Young Hwi                       50,000                   47,208
Group              Shin, Sang Hoon                       30,000                   28,325
                   Choi, Bhang-Gil                       20,000                   18,883
Shinhan            Lee, In-Ho                            80,000                   32,162
Bank               Moon, Hong Soon                       20,000                   17,426
                   Oh, Young-Kook                        20,000                    8,041
                   Lee, Jae Woo                          20,000                   18,873
                   Nam, Kee Do                           20,000                    8,041
                   Huh, Joong Ok                         20,000                   15,564
                   Kim, Sahng-Dae                        20,000                   18,873
                   Jang, Myoung-Kee                      20,000                   14,918
                   Youn, Gwang Lim                       20,000                   18,873
                   Shin, Christopher                     15,000                   11,673
                   Lee, Dae Woon                         15,000                   11,673
Shinhan            Lee, Dong Girl                        30,000                   26,953
Capital            Son, Woong Man                        10,000                    3,828
                   Hwang, Jung Hun                       10,000                    3,828
                   Jung, Yun Kang                        10,000                    7,409
                                                        -------                  -------
Total                                                   530,000                  406,967
                                                        =======                  =======



SMALL-SCALE SHARE SWAP APPROVED BY CHOHUNG BANK'S SHAREHOLDERS' MEETING

On May 24, 2004, Chohung Bank, one of our bank subsidiaries, held an extraordinary shareholders' meeting and approved the small-scale share swap with Shinhan Financial Group. With the consummation of share swap, Chohung Bank will be our wholly-owned subsidiary. For the detailed information of the small-scale share swap, please refer to our Form 6-K disclosure filed on April 13, 2004.





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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             SHINHAN FINANCIAL GROUP CO., LTD.


                                             By /s/ Byung Jae Cho
                                             -----------------------------------
                                             Name: Byung Jae Cho
                                             Title:  Chief Financial Officer


Date: May 24, 2004